BLUE WOLF MONGOLIA HOLDINGS CORP.
Two Sound View Drive
Greenwich, Connecticut 06830

July 13, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:           Maryse Mills-Apenteng

Re:         Blue Wolf Mongolia Holdings Corp.
Registration Statement on Form 8-A
Filed July 13, 2011

Dear Ms. Mills-Apenteng:

Blue Wolf Mongolia Holdings Corp., a BVI business company (the “Registrant”) pursuant to Rule 12(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), hereby requests acceleration, simultaneously with the effectiveness of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-173419), of the effective date of the above referenced Registration Statement on Form 8-A filed by the Registrant on July 13, 2011, seeking registration under Section 12(b) of the Exchange Act of: (i) the Registrant's Ordinary Shares, no par value per share, (ii) the Registrant’s Ordinary Share Purchase Warrants, and (iii) the Registrant’s Units (comprised of one Ordinary Share and one Ordinary Share Purchase Warrant). The Ordinary Shares, the Ordinary Share Purchase Warrants and the Units will trade on the NASDAQ Capital Market.

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

/s/ Lee Kraus
Lee Kraus
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.